December 5, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams, Attorney-Advisor

Re:	Seanergy Maritime Holdings Corp. Registration Statement on Form F-1 Filed October 28, 2016 File No. 333-214322

Dear Mr. McWilliams:

Reference is made to the registration statement on Form F-1 (the “Registration Statement”) of Seanergy Maritime Holdings Corp. (the “Company”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 28, 2016.  By letter dated November 22, 2016 (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Registration Statement.  On behalf of the Company, we submitted the Company’s responses to the First Comment Letter on November 29, 2016, and Amendment No. 1 to the Registration Statement, which responded to the Staff’s comments contained in the First Comment Letter, was also filed with the Commission via EDGAR on November 29, 2016.

Amendment No. 2 to the Registration Statement is being filed today with the Commission via EDGAR to update the Registration Statement for the Company’s financial statments for the nine months ended September 30, 2016 and otherwise for the passage of time and to update the form of Class A Warrant Agreement.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1223 (wolfe@sewkis.com) or Quentin Wiest at (212) 574-1639 (wiest@sewkis.com).

Very Truly Yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Name:	Gary J. Wolfe, Esq.